Subject to Completion, Dated May ▲ , 2016

PRELIMINARY PROSPECTUS



12,500,000 Shares

Cotiviti Holdings, Inc.

Common Stock

This is an initial public offering of common stock by Cotiviti Holdings, Inc. (the ''Company''). We are offering 12,500,000 shares of our common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $17.00 and $19.00. We have applied to have our common stock listed on the New York Stock Exchange (''NYSE'') under the symbol ''COTV.''

We are an ''emerging growth company'' as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See ''Prospectus Summary—Implications of Being an Emerging Growth Company.''

See ''Risk Factors'' on page 18 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount[1]	$	$
Proceeds, before expenses, to us	$	$

---

[1] We refer you to ''Underwriting,'' beginning on page 149 of this prospectus, for additional information regarding total underwriter compensation.

To the extent that the underwriters sell more than 12,500,000 shares of our common stock, the underwriters have an option to purchase up to an additional 1,875,000 shares from us at the initial public offering price less the underwriting discount.

Delivery of the shares is expected to be made on or about   , 2016.

Goldman, Sachs & Co.   J.P. Morgan

Barclays   **Citigroup**   **Credit Suisse**   **Morgan Stanley**   **RBC Capital Markets**   **SunTrust Robinson Humphrey**

Baird   **William Blair**

Prospectus dated   , 2016.

Selectively pursue acquisitions and strategic partnerships. We plan to selectively pursue acquisitions and strategic partnerships to (i) accelerate the pace of innovation and expansion of our core solutions, (ii) provide cross-sell opportunities, (iii) offer complementary data, technologies or industry expertise to our existing analytics-driven payment accuracy solutions or (iv) expand our addressable market beyond payment accuracy to address other dimensions of healthcare waste, potentially including missed prevention opportunities, inefficiently delivered services, excessive administrative costs and unnecessary services. We have a successful track record of identifying, acquiring and integrating high-quality solutions providers that complement and enhance the value of our existing solutions, as demonstrated by the Connolly iHealth Merger.

Special Cash Dividend

Prior to the consummation of this offering, we intend to declare and pay a special cash dividend of $150.0 million in the aggregate (the "Special Cash Dividend"), or $1.94 per share of common stock outstanding prior to this offering, to holders of record of our common stock on the dividend record date. In addition, in connection with the Special Cash Dividend we intend to lower the exercise price of our outstanding stock options in order to preserve the intrinsic value of the options giving effect to the Special Cash Dividend. We intend to fund the Special Cash Dividend using cash on hand. The record date for the Special Cash Dividend will precede the consummation of this offering, and investors in this offering will not be entitled to receive any payments or distributions in connection with the Special Cash Dividend on shares purchased in this offering.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in gross revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other regulatory requirements for up to five years that are otherwise applicable generally to public companies. These provisions include, among other matters:

- requirement to present only two years of audited financial statements and only two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations;

- exemption from the auditor attestation requirement on the effectiveness of our system of internal control over financial reporting;

- exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

- exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

- exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

- reduced disclosure about executive compensation arrangements.

We will remain an emerging growth company for five years unless, prior to that time, we have more than $1.0 billion in annual gross revenue, have a market value for our common stock held by non-affiliates of more than $700 million as of the last day of our second fiscal quarter of the fiscal year and a determination is made that we are deemed to be a "large accelerated filer," as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange

- We face significant competition for our solutions and we expect competition to increase.

- Our outstanding indebtedness could adversely affect our financial condition.

- We are controlled by Advent, as defined below, whose interests may differ from those of our public stockholders.

- We have elected to take advantage of the ''controlled company'' exemption to the corporate governance rules for publicly-listed companies, which could make our common stock less attractive to some investors or otherwise harm our stock price.

For a discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled ''Risk Factors.''

Our Private Equity Sponsor

Founded in 1984, Advent International Corporation (''Advent'') has invested in more than 300 private equity transactions in 40 countries and, as of December 31, 2015, had $29.3 billion in assets under management. Advent's current portfolio is comprised of investments across five sectors: Retail, Consumer & Leisure; Financial and Business Services; Industrial; Technology, Media & Telecoms; and Healthcare. The Advent team includes more than 180 investment professionals across Europe, North America, Latin America and Asia.

Following the closing of this offering, funds managed by Advent (the ''Advent Funds'') are expected to own approximately 65.4% of our outstanding common stock, or 64.1%, if the underwriters' option to purchase additional shares is fully exercised. As a result, Advent will be able to exercise significant voting influence over fundamental and significant corporate matters and transactions. See ''Risk Factors—Risks Relating to This Offering and Ownership of Our Common Stock'' and ''Principal Stockholders.'' In addition, the Advent Funds will receive approximately $114.0 million in aggregate in connection with the Special Cash Dividend.

Corporate Information

We were incorporated in Delaware on June 4, 2012, under the name ''Husky-C&W Superholdings, Inc.'' On July 26, 2012, we changed our name to ''Strident Superholding, Inc.'' and on January 28, 2014, we changed our name to ''Connolly Superholdings, Inc.'' On May 14, 2014, we acquired the stock of iHealth Technologies, resulting in the Connolly iHealth Merger, and on September 24, 2015, we changed our name to ''Cotiviti Holdings, Inc.'' Our principal executive offices are located at 115 Perimeter Center Place, Suite 700 Atlanta, GA 30346, and our telephone number is (770) 379-2800. Our corporate website address is www.cotiviti.com. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our common stock.

THE OFFERING

Issuer . . . . Cotiviti Holdings, Inc.

Common stock offered by us . . . . . 12,500,000 shares of common stock (14,375,000 shares if the underwriters exercise their option to purchase additional shares in full).

Common stock to be outstanding
  after this offering . . . . 89,731,531 shares of common stock (91,606,531 shares if the underwriters exercise their option to purchase additional shares in full).

Option to purchase additional
  shares of common stock . . . . The underwriters have an option to purchase an additional 1,875,000 shares of common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds . . . . We estimate that the net proceeds from the sale of our common stock in this offering, after deducting the underwriting discount and estimated offering expenses payable by us, will be approximately $210.4 million ($241.9 million if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover of this prospectus).

We intend to use approximately $10.4 million of the net proceeds from this offering for working capital and approximately $200.0 million to repay outstanding borrowings under the Second Lien Credit Facility (or to repay approximately $231.5 million of outstanding borrowings under our Second Lien Credit Facility if the underwriters exercise their option to purchase additional shares in full). See ''Use of Proceeds.''

Dividend policy . . . . We do not anticipate paying any dividends on our common stock for the foreseeable future; however, we may change this policy in the future. See ''Dividend Policy.''

Risk Factors . . . . Investing in our common stock involves a high degree of risk. See the ''Risk Factors'' section of this prospectus beginning on page 18 for a discussion of factors you should carefully consider before investing in our common stock.

Listing . . . . We have applied to have our common stock listed on the NYSE under the symbol ''COTV.''

Except as otherwise indicated, the number of shares of our common stock outstanding after this offering:

- excludes 6,425,844 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $9.58 per share (which weighted average exercise price is expected to be adjusted downward after the adjustment of the exercise price in connection with the Special Cash Dividend as described under ''—Special Cash Dividend'');

- excludes 219,211 shares of common stock issuable upon the exercise of stock options and 31,573 shares of common stock issuable upon the vesting of restricted stock unit (''RSU'') awards that we expect to issue under our Cotiviti Holdings, Inc. 2016 Equity Incentive Plan (the ''2016 Plan'') in connection with this offering (the ''IPO Equity Awards'');

- excludes an aggregate of 6,266,884 shares of our common stock that will be available for future equity awards under our Cotiviti Holdings, Inc. 2012 Equity Incentive Plan (the ''2012 Plan'') and the 2016 Plan;

- gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will be in effect prior to the consummation of this offering; and

- assumes no exercise of the underwriters' option to purchase additional shares.

Unless otherwise indicated, this prospectus assumes an initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover of this prospectus).

(in thousands, except share and per share amounts)	Three Months Ended March 31,		Year Ended December 31,	
	2016	2015	2015	2014
	(unaudited)			
Consolidated Statement of Operations Data:				
Net revenue	$ 142,718	$ 119,638	$ 541,343	$ 441,372
Cost of revenue	58,859	46,338	204,617	179,088
Selling, general and administrative expenses	34,339	31,462	136,745	92,537
Depreciation and amortization	20,042	18,131	74,162	59,771
Transaction-related expenses	240	—	1,469	5,745
Impairment of intangible assets	—	—	27,826	74,034
Operating income	29,238	23,707	96,524	30,197
Other expense (income)	15,761	16,746	68,819	72,826
Income tax expense (benefit)	5,393	3,326	14,401	(16,804)
Gain on discontinued operations, net of tax	—	(559)	(559)	—
Net income (loss)	$ 8,084	$ 4,194	$ 13,863	$ (25,825)
Earnings per share:				
Basic	$ 0.10	$ 0.05	$ 0.18	$ (0.40)
Diluted	$ 0.10	$ 0.05	$ 0.18	$ (0.40)
Weighted average shares outstanding:				
Basic	77,231,196	77,204,691	77,216,133	65,253,954
Diluted	77,757,328	77,381,601	77,641,385	65,253,954
Unaudited Pro Forma Data[1]:				
Pro forma earnings per share:				
Basic	$ 0.12	$ 0.07	$ 0.27	$ (0.26)
Diluted	$ 0.12	$ 0.07	$ 0.27	$ (0.26)
Pro forma weighted average shares outstanding:				
Basic	88,342,307	88,315,802	88,327,244	76,365,065
Diluted	88,868,439	88,492,712	88,752,496	76,365,065
Statement of Cash Flow Data:				
Net cash provided by (used in):				
Operating activities	$ 36,353	$ (4,050)	$ 63,154	$ 95,728
Investing activities	(9,465)	(4,163)	(22,581)	(1,091,520)
Financing activities	(2,009)	(2,025)	(8,976)	1,025,872
Other Data:				
Operating margin[2]	20.5%	19.8%	17.8%	6.8%
Adjusted EBITDA[3]	$ 50,594	$ 42,441	$ 203,380	$ 172,239

| (in thousands) | As of March 31, 2016 | |
	Actual	Pro Forma[(1)]
	(unaudited)	
Consolidated balance sheet data:		
Cash and cash equivalents	$ 174,252	$ 31,437
Total assets	2,142,819	1,998,335
Total long-term debt[(4)]	1,053,363	854,903
Total liabilities	1,346,557	1,152,801
Working capital	142,495	(1,989)
Total stockholders' equity	796,262	845,535

[(1)] We present certain information on a pro forma basis to give pro forma effect to (i) the sale by us of 12,500,000 shares of common stock in this offering at an initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover of this prospectus), less estimated underwriting discounts and commissions and estimated offering expenses payable by us, (ii) the payment of the Special Cash Dividend, and (iii) the application of the net proceeds to be received by us in this offering as described under "Use of Proceeds," which would have reduced our interest expense $16.2 million and $10.3 million in the years ended December 31, 2015 and 2014, respectively.

The number of shares used in the calculation of pro forma earnings per share includes 11,111,111 shares of common stock being sold in this offering, the proceeds of which will be used to repay indebtedness as described under "Use of Proceeds" and does not include 1,388,889 shares of common stock being sold in this offering, the proceeds of which will be used for working capital as described under "Use of Proceeds."

[(2)] Represents operating income as a percentage of net revenue.

[(3)] We report our financial results in accordance with U.S. generally accepted accounting principles ("GAAP"). To supplement this information, we also use Adjusted EBITDA, a non-GAAP financial measure, in this prospectus. Adjusted EBITDA represents net income (loss) before depreciation and amortization, impairment of intangible assets, interest expense, other non-operating (income) expense such as foreign currency translation, income tax expense (benefit), gain on discontinued operations, transaction-related expenses, stock-based compensation and loss on extinguishment of debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding these adjustments. Management believes Adjusted EBITDA is useful because it provides meaningful supplemental information about our operating performance and facilitates period-to-period comparisons without regard to our financing methods, capital structure or other items that we believe are not indicative of our ongoing operating performance. By providing this non-GAAP financial measure, management believes we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. In addition, the determination of Adjusted EBITDA is consistent with the definition of a similar measure in our secured credit facilities other than adjustments for severance costs and non-income based taxes permitted by the secured credit facilities but not considered by management in evaluating our performance using Adjusted EBITDA.

Our presentation of Adjusted EBITDA is intended as a supplemental measure of our performance that is not required by, or presented in accordance with, U.S. GAAP. Adjusted EBITDA should not be considered as an alternative to operating income (loss), net income (loss), earnings per share or any other performance measures derived in accordance with future domestic and global economic environments may continue to be less favorable than those of prior years. Any one or more of these factors may contribute to reduced activity and prices in the securities markets generally and could result in a reduction in demand for our solutions, which could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Indebtedness

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries' ability to pay dividends or other distributions to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason also could limit or impair their ability to pay dividends or other distributions to us.

Our outstanding indebtedness could adversely affect our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations.

In connection with the Connolly iHealth Merger, we and certain of our subsidiaries entered into first and second lien credit facilities. The first lien credit facilities (the ''First Lien Credit Facilities'') consist of a term loan (the ''First Lien Term Loan'') in the original principal amount of $810.0 million and a $75.0 million revolving credit facility (the ''Revolver''), of which $25.0 million may, at our option, be made available for letters of credit and $20.0 million may, at our option, be made available for swingline loans. The second lien credit facility (the ''Second Lien Credit Facility'' and, together with the First Lien Credit Facilities, the ''Secured Credit Facilities'') consists of a term loan (the ''Second Lien Term Loan'' and, together with the First Lien Term Loan, the ''Term Loans'') in the original principal amount of $265.0 million.

As of March 31, 2016, the total outstanding principal was $1.06 billion under the Secured Credit Facilities or, on a pro forma basis, giving effect to this offering and the use of proceeds therefrom, $860.8 million (or $829.3 million if the underwriters exercise their option to purchase additional shares in full). Our outstanding indebtedness and any additional indebtedness we incur may have important consequences for us, including, without limitation, that:

- we may be required to use a substantial portion of our cash flow to pay the principal of and interest on our indebtedness;

- our indebtedness and leverage may increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressures;

- our ability to obtain additional financing for working capital, capital expenditures, acquisitions and for general corporate and other purposes may be limited;

- expose us to the risk of increased interest rates because certain of our borrowings, including and most significantly our borrowings under our Secured Credit Facilities, are at variable rates of interest;

- prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our business; and

- our flexibility in planning for, or reacting to, changes in our business and our industry may be limited.

investments, even though such transactions may involve risk to us or to our creditors. Additionally, Advent may make investments in businesses that directly or indirectly compete with us, or may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Advent may take actions that our other stockholders do not view as beneficial, which may adversely affect our business, financial condition and results of operations and cause the value of your investment to decline.

Our directors and stockholders, with certain exceptions, do not have obligations to present business opportunities to us and may compete with us.

Our amended and restated certificate of incorporation provides that our directors and stockholders do not have any obligation to offer us an opportunity to participate in business opportunities presented to them even if the opportunity is one that we might reasonably have pursued (and therefore may be free to compete with us in the same business or similar businesses), and that, to the extent permitted by law, such directors and stockholders will not be liable to us or our stockholders for breach of any duty by reason of any such activities.

As a result, our directors and stockholders and their respective affiliates will not be prohibited from investing in competing businesses or doing business with our clients. Therefore, we may be in competition with our directors and stockholders or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose certain corporate opportunities or suffer competitive harm, which could have a material adverse effect on our business, financial condition, results of operation or prospects. See ''Description of Capital Stock—Corporate Opportunities.''

Future sales of our common stock, or the perception in the public markets that these sales may occur, could cause the market price for our common stock to decline.

Upon consummation of this offering, there will be 89,731,531 shares of our common stock outstanding. All shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act. At the time of this offering, we also will have 12,692,728 registered shares of common stock reserved for issuance under our equity incentive plans of which options to purchase 6,425,844 shares of common stock are outstanding and options to purchase 219,211 shares of common stock and restricted stock units representing 31,573 shares of common stock will be issued in connection with this offering, which shares may be issued upon issuance and once vested, subject to any applicable lock-up restrictions then in effect. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of shares of our common stock in the public market, or the perception that those sales will occur, could cause the market price of our common stock to decline. Of the remaining shares of common stock outstanding, 77,231,514 will be restricted securities within the meaning of Rule 144 under the Securities Act and subject to certain restrictions on resale following the consummation of this offering. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144 or Rule 701, as described in ''Shares Eligible for Future Sale.'' Upon consummation of this offering, certain holders of our common stock will have registration rights with respect to 71,642,325 of these restricted securities. See ''Certain Relationships and Related Party Transactions—Amended and Restated Stockholders Agreement.''

We, each of our officers and directors, Advent and significantly all our existing stockholders have agreed that (subject to certain exceptions), for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Goldman, Sachs & Co. and

J.P. Morgan Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. Goldman, Sachs & Co. and J.P. Morgan Securities LLC, in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. See "Underwriting." Following the expiration of the applicable lock-up period, all of the issued and outstanding shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. See "Shares Eligible for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after this offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting the book value of our liabilities. Based on our net tangible book value as of March 31, 2016 and assuming an offering price of $18.00 per share (the midpoint of the range set forth on the cover page of this prospectus), you will incur immediate and substantial dilution in the amount of $8.25 per share. See "Dilution."

We have elected to take advantage of the "controlled company" exemption to the corporate governance rules for publicly-listed companies, which could make our common stock less attractive to some investors or otherwise harm our stock price.

Because we qualify as a "controlled company" under the corporate governance rules for publicly-listed companies, we are not required to have a majority of our Board be independent under the applicable rules of the NYSE, nor are we required to have a compensation committee or a nominating and corporate governance committee comprised entirely of independent directors. In light of our status as a controlled company, our Board has established a compensation committee and will establish a nominating and corporate governance committee that will not be comprised solely of independent members at the time of the offering. In addition, we may choose to change our Board composition. Accordingly, should the interests of Advent differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for publicly-listed companies. Our status as a controlled company could make our common stock less attractive to some investors or otherwise harm our stock price.

Anti-takeover protections in our amended and restated certificate of incorporation, our amended and restated bylaws or our contractual obligations may discourage or prevent a takeover of our company, even if an acquisition would be beneficial to our stockholders.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as amended, as well as provisions of the Delaware General Corporation Law (the "DGCL"), could delay or make it more difficult to remove incumbent directors or could impede a merger, takeover or other business combination involving us or the replacement of our management or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock, even if it would benefit our stockholders.

In addition, our Board has the authority to cause us to issue, without any further vote or action by the stockholders, up to 50,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of preferred stock or the adoption of a stockholder rights plan may have the

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of 12,500,000 shares of common stock in this offering will be approximately $210.4 million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. The underwriters also have an option to purchase up to an additional 1,875,000 shares of common stock from us. We estimate that the net proceeds to us, if the underwriters exercise their right to purchase additional shares of common stock from us in full, will be approximately $241.9 million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $18.00 per share (the midpoint of the price range set forth on the cover of this prospectus).

We intend to use approximately $10.4 million of the net proceeds from this offering for working capital and approximately $200.0 million to repay outstanding borrowings under the Second Lien Credit Facility (or to repay approximately $231.5 million of outstanding borrowings under our Second Lien Credit Facility if the underwriters exercise their option to purchase additional shares in full).

The Second Lien Credit Facility matures on May 14, 2022. Borrowings under the Second Lien Credit Facility bear interest at a rate per annum equal to the applicable margin, plus, at our election, either (a) a base rate determined by reference to the highest of (i) the federal funds effective rate in effect on such date plus 0.50%, (ii) the London inter-bank offered rate ("LIBOR") plus 1.00%, (iii) the prime commercial lending rate of the administrative agent as in effect on the relevant day and (iv) 2.00% or (b) LIBOR adjusted for certain additional costs, which may not be less than 1.00%. See "Description of Material Indebtedness."

Assuming no exercise of the underwriters' option to purchase additional shares, a $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering by $11.7 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

DIVIDEND POLICY

We do not intend to pay cash dividends on our common stock in the foreseeable future. However, in the future, subject to the factors described below and our future liquidity and capitalization, we may change this policy and choose to pay dividends.

We are a holding company that does not conduct any business operations of our own. As a result, our ability to pay cash dividends on our common stock is dependent upon cash dividends and distributions and other transfers from our subsidiaries. The ability of our subsidiaries to pay dividends is currently restricted by the terms of our secured credit facilities and may be further restricted by any future indebtedness we or they incur.

In addition, under Delaware law, our Board may declare dividends only to the extent of our surplus (which is defined as total assets at fair market value minus total liabilities, minus statutory capital) or, if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal year.

Any future determination to pay dividends will be at the discretion of our Board and will take into account:

- restrictions in our debt instruments, including our secured credit facilities;
- general economic business conditions;
- our net income, financial condition and results of operations;
- our capital requirements;
- our prospects;
- the ability of our operating subsidiaries to pay dividends and make distributions to us;
- legal restrictions; and
- such other factors as our Board may deem relevant.

Prior to the consummation of this offering, we intend to declare and pay the Special Cash Dividend of $150.0 million to holders of record of our common stock on the dividend record date. The dividend record date for the Special Cash Dividend will precede the consummation of this offering, and investors in this offering will not be entitled to receive any payments or distributions in connection with this additional dividend on shares purchased in this offering. We do not currently intend to declare or pay any similar special dividends in the future.

See ''Risk Factors—Risks Relating to This Offering and Ownership of Our Common Stock— Because we do not intend to pay cash dividends in the foreseeable future, you may not receive any return on investment unless you are able to sell your common stock for a price greater than your purchase price.'' and ''Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.''

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2016:

- on an actual basis;

- on a pro forma basis to give effect to (i) our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering, (ii) the payment of the Special Cash Dividend of $150.0 million and (iii) the sale of 12,500,000 shares of our common stock in this offering at an assumed public offering price of $18.00 per share (the midpoint of the price range set forth on the cover of this prospectus), and the application of the net proceeds received by us from this offering as described under "Use of Proceeds."

This table should be read in conjunction with "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

(dollars in thousands)	As of March 31, 2016	
	Actual	Pro Forma[1]
	(unaudited)	
Cash and cash equivalents	$ 174,252	$ 31,439
Debt:		
First Lien Credit Facilities[2]	$ 790,403	$ 790,403
Second Lien Credit Facility[2]	262,960	64,500
Total debt	$1,053,363	$ 854,903
Stockholders' equity:		
Common stock, $0.001 par value per share, 600,000,000 shares authorized, actual and as adjusted, 77,238,914 shares and 77,231,514 shares issued and outstanding, actual and 89,738,914 shares and 89,731,514 shares issued and outstanding, as adjusted	77	90
Preferred Stock, $0.001 par value per share, 50,000,000 shares authorized, actual, and as adjusted, no shares issued and outstanding, actual and as adjusted	—	—
Additional paid-in capital	808,509	868,871
Accumulated deficit	(6,851)	(17,953)
Accumulated other comprehensive (loss)	(5,375)	(5,375)
Treasury stock, at cost (7,400 shares at March 31, 2016)	(98)	(98)
Total stockholders' equity	796,262	845,535
Total capitalization	$1,849,625	$1,700,438

[1] Each $1.00 increase or decrease in the public offering price per share would increase or decrease , as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $11.7 million (assuming no exercise of the underwriters' option to purchase additional shares). Similarly, an increase or decrease of one million shares of common stock sold in this offering by us would increase or decrease, as applicable, our net proceeds, after deducting the underwriting discount and estimated offering expenses payable by us, by $16.8 million, based on an assumed initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover of this prospectus).

[2] For a description of the facilities, see "Description of Material Indebtedness—Secured Credit Facilities."

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon the consummation of this offering. Dilution results from the fact that the per share offering price of our common stock is in excess of the book value per share attributable to new investors.

Our pro forma net tangible book value as of March 31, 2016, was $(1,129.9) million, or $(14.63) per share of common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding.

After giving effect to (i) the sale of 12,500,000 shares of common stock in this offering at the assumed initial public offering price of $18.00 per share (the midpoint of the price range set forth on the cover of this prospectus), (ii) the payment of the Special Cash Dividend and (iii) the application of the net proceeds from this offering, our pro forma as adjusted net tangible book value as of March 31, 2016 would have been $(930.6) million, or $(10.37) per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $4.26 per share to our existing investors and an immediate dilution in pro forma as adjusted net tangible book value of $28.37 per share to new investors.

The following table illustrates this dilution on a per share of common stock basis:

Assumed initial public offering price per share	$18.00
Pro forma net tangible book value per share as of March 31, 2016	(14.63)
Increase in pro forma net tangible book value per share attributable to new investors	$ 4.26
Pro forma as adjusted net tangible book value per share after this offering	(10.37)
Dilution in net tangible book value per share to new investors in this offering	$28.37

The following table summarizes, on an as adjusted basis as of March 31, 2016, after giving effect to this offering, the total number of shares of common stock purchased from us, the total cash consideration paid to us, or to be paid, and the average price per share paid, or to be paid, by new investors purchasing shares in this offering, at an assumed initial public offering price of $18.00 per share (the midpoint of the range set forth on the cover of this prospectus) before deducting the estimated underwriting discounts and commissions:

	Shares Purchased		Total Consideration		Average Price
	Number	%	Amount	%	Per Share
Existing stockholders[1]	77,231,531	86.1%	$649,624,599	74.3%	$ 8.41
New investors	12,500,000	13.9	225,000,000	25.7	18.00
Total	89,731,531	100%	$874,624,599	100%	$ 9.75

---

[1] The expected payment of the Special Cash Dividend reduced the total consideration paid by our existing stockholders by $150 million, or $1.94 per share.

A $1.00 increase (decrease) in the assumed initial public offering price of $18.00 per share would increase (decrease) our pro forma as adjusted net tangible book value by $11.7 million, the pro forma as adjusted net tangible book value per share after this offering by $0.13 and the dilution per share to new investors by $0.86 assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters were to fully exercise their option to purchase 1,875,000 additional shares of our common stock, the percentage of shares of our common stock held by existing investors would be 84.3%, and the percentage of shares of our common stock held by new investors would be 15.7%.

The above discussion and tables are based on the number of shares outstanding at March 31, 2016. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

Cotiviti Holdings, Inc.
Unaudited Pro Forma Consolidated Statement of Operations
For the Year Ended December 31, 2014
(in thousands, except share and per share amounts)

	Cotiviti Holdings, Inc.	iHealth Technologies, Inc.[1]	Pro Forma Adjustments	Pro Forma
Net revenue	$ 441,372	$ 64,589	$ —	$ 505,961
Cost of revenue	179,088	39,698	(29,188)[2]	189,598
Selling, general and administrative expenses .	92,537	35,408	(20,297)[2]	107,648
Depreciation and amortization	59,771	3,507	13,607[3]	76,885
Other operating expenses .	79,779	13,061	(18,543)[4]	74,297
Income from operations . .	30,197	(27,085)	54,421	57,533
Other expense (income) . .	72,826	1,399	15,987[5]	90,212
(Loss) income before income taxes	(42,629)	(28,484)	38,434	(32,679)
Income tax (benefit) expense	(16,804)	(9,935)	12,812[6]	(13,927)
Net (loss) income	$ (25,825)	$(18,549)	$ 25,622	$ (18,752)
Earnings (loss) per share:				
Basic	$ (0.40)			$ (0.24)
Diluted	$ (0.40)			$ (0.24)
Weighted average common shares:				
Basic	65,253,939			77,202,192
Diluted	65,253,939			77,202,192

[1] The Connolly iHealth Merger was consummated on May 14, 2014. The amounts reflected herein represent the unaudited pre-merger results of iHealth Technologies and subsidiaries.

[2] In connection with the Connolly iHealth Merger, certain employees of iHealth Technologies received certain incentive payments related to the change in control totaling approximately $49,485.

[3] In connection with the Connolly iHealth Merger, we acquired $543,200 in intangible assets, which are being amortized over their estimated lives. This adjustment assumes the intangible assets were acquired on January 1, 2014 and the related amortization expense was recorded for the entire year. Additionally, this adjustment assumes the intangible assets previously held by iHealth Technologies were no longer an asset as these were removed in connection with the business combination accounting associated with the Connolly iHealth Merger.

[4] Total non-recurring transaction-related expenses related to the Connolly iHealth Merger were $18,543, of which $5,745 were incurred by us and an additional $12,798 were incurred by iHealth Technologies. Approximately $6,000 of the total transaction-related expenses were not considered deductible for tax purposes.

[5] In connection with the Connolly iHealth Merger, we entered into a credit agreement governing our Secured Credit Facilities as described elsewhere in this filing. This resulted in annual interest expense of approximately $48,000. This pro forma adjustment assumes the additional indebtedness was entered into at the beginning of the year and replaced the previously outstanding indebtedness of iHealth Technologies.

[6] This adjustment relates to the tax impact of adjustments (2) through (5) discussed above.

"Capitalization" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

(in thousands, except share and per share amounts)	Three Months Ended March 31,		Year ended December 31,	
	2016	2015	2015	2014
	(unaudited)			
Consolidated Statement of Operations Data:				
Net revenue	$ 142,718	$ 119,638	$ 541,343	$ 441,372
Cost of revenue	58,859	46,338	204,617	179,088
Selling, general and administrative expenses	34,339	31,462	136,745	92,537
Depreciation and amortization	20,042	18,131	74,162	59,771
Transaction-related expenses	240	—	1,469	5,745
Impairment of intangible assets	—	—	27,826	74,034
Operating income	29,238	23,707	96,524	30,197
Other expense (income)	15,761	16,746	68,819	72,826
Income tax expense (benefit)	5,393	3,326	14,401	(16,804)
Gain on discontinued operations, net of tax	—	(559)	(559)	—
Net income (loss)	$ 8,084	$ 4,194	$ 13,863	$ (25,825)
Total earnings per share:				
Basic	$ 0.10	$ 0.05	$ 0.18	$ (0.40)
Diluted	$ 0.10	$ 0.05	$ 0.18	$ (0.40)
Weighted average shares outstanding:				
Basic	77,231,196	77,204,691	77,216,133	65,253,954
Diluted	77,757,328	77,381,601	77,641,385	65,253,954

(in thousands)	As of March 31,	As of December 31,	
	2016	2015	2014
	(unaudited)		
Consolidated balance sheet data:			
Cash and cash equivalents	$ 174,252	$ 149,365	$ 118,612
Total assets	2,142,819	2,147,007	2,161,091
Total long-term debt[1]	1,053,363	1,055,045	1,061,165
Total liabilities	1,346,557	1,359,411	1,387,958
Working capital	142,495	123,887	61,296
Total stockholders' equity	796,262	787,596	773,133

[1] Includes the current portion of our long-term debt.

table shows that allocation of stock-based compensation expense among our expense line items for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,	
	2016	2015	2015	2014
	(unaudited)			
Cost of revenue..	$ 289	$194	$ 963	$ 630
Selling, general and administrative expenses..............	785	409	2,436	1,862
Total...	$1,074	$603	$3,399	$2,492

As of March 31, 2016, we had total unrecognized stock-based compensation expense related to unvested service-based awards of $13.9 million, which we expect to recognize over the next 3.7 years. Included in this amount is approximately $2.4 million of expense related to 361,547 service-based awards that will vest upon consummation of this offering resulting in incremental expense being recognized in the period in which this offering is consummated.

Following consummation of this offering, options to purchase 2,096,183 shares of our common stock may vest upon the satisfaction of certain performance vesting criteria, which could occur as early as September 30, 2016, which would result in an aggregate expense of $12.2 million in the third quarter of 2016.

Foreign currency translation adjustments.

The assets and liabilities of our foreign subsidiaries with a functional currency other than the U.S. Dollar are translated into U.S. Dollars using applicable exchange rates at the balance sheet date. Revenue and expenses are translated at average exchange rates effective during the year. The resulting foreign currency translation gains and losses are included as a component of other comprehensive income (loss). We had insignificant downward foreign currency translation adjustments for the three months ended March 31, 2016 compared to downward foreign currency translation adjustments of $1.1 million for the three months ended March 31, 2015 and $0.7 million and $1.3 million for the years ended December 31, 2015 and 2014, respectively. The downward translation adjustments were the result of the strengthening of the U.S. Dollar against the Canadian Dollar and British Pound over the corresponding period.

Change in fair value of derivative instruments, net of related taxes.

We are a party to interest rate cap agreements that hedge the potential impact fluctuations in interest rates may have on payments we make pursuant to our Secured Credit Facilities. We had a downward net change in fair value of derivative instruments, net of related taxes of $0.5 million and $1.1 million for the three months ended March 31, 2016 and 2015, respectively, and $2.3 million and $0.6 million for the years ended December 31, 2015 and 2014, respectively. The downward changes were the result of declines in three-month LIBOR.

Factors Affecting the Comparability of our Results of Operations

As a result of a number of factors, our historical results of operations may not be comparable to our results of operations in future periods and our results of operations may not be directly comparable from period to period. Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.

primarily related to accelerated recognition of the unamortized portion of debt issuance costs related to indebtedness that was repaid to certain lenders.

In addition, upon the consummation of this offering, the interest rate on our existing credit facilities will decrease. See ''—Liquidity and Capital Resources—Secured Credit Facilities.''

We intend to repay $200.0 million of our outstanding debt using the proceeds from this offering (or $231.5 million if the underwriters exercise their option to purchase additional shares in full), which will further reduce our interest expense by $16.2 million annually and result in debt extinguishment costs of approximately $6.2 million (or $18.8 million and $7.3 million, respectively, if the underwriters exercise their option to purchase additional shares in full).

Medicare RAC Contract

Historically, one of our largest clients was CMS under our Medicare RAC contract. As a result of the cessation of the submission of claims for review by CMS for a period of two months in 2014, the continued delays with the contract renewal process, as well as reductions of the scope of claims that we review, net revenue under our Medicare RAC contract has declined. Net revenue under our Medicare RAC contract was $18.5 million and $44.3 million for the years ended December 31, 2015 and 2014, respectively.

Our current Medicare RAC contract was originally set to expire in February 2014. CMS has suspended the review by Medicare RACs of inpatient hospital claims for a determination of whether the inpatient hospital admission and patient status was appropriate. This type of improper medical inpatient claim has historically accounted for a substantial portion of the claims we had identified related to our Medicare RAC contract. If we are awarded a new contract with CMS, the continued suspensions of these reviews and additional limitations or restrictions on the type of claims reviewed by Medicare RACs, if implemented, likely will result in a reduction of net revenue compared to prior experience under our original Medicare RAC contract and may impact results of operations in the future.

In November 2015, CMS announced as it continues the procurement process for the next round of Medicare RAC contracts, it is important that CMS begin to close out the current contracts so the Medicare RACs can complete all outstanding claim reviews and other processes by December 31, 2015, the end date of the current contracts. It remains uncertain as to when the new Medicare RAC regions will be awarded and the ultimate timing of implementation. In the meantime, the current Medicare RACs will continue active recovery auditing through at least July 31, 2016 under the latest contract modification.

In August 2014, CMS announced that it would allow hospitals to remove all eligible inpatient status claims currently pending in the appeals process by offering to pay hospitals 68% of the original claim amount. On July 1, 2015, CMS issued a Technical Direction Letter to us and the other Medicare RACs, indicating that Medicare RACs will only be entitled to the contract contingency fee on the settled amounts of the claims, or 32% of the original inpatient claim amounts. Based on the initial lists of finalized settlements provided by CMS, we would be required to refund CMS approximately $22.3 million in Medicare RAC contingency fees due to these adjustments. CMS further advised that as the hospital settlement project continues, additional settlement lists will be matched to Medicare RAC claims which may result in updated refund amounts to those initially provided. While there are uncertainties in any dispute resolution and results are uncertain, we have disputed CMS's findings based on our interpretation of the terms of the Medicare RAC contract and our belief that the backup data provided by CMS is inaccurate and/or incomplete. Our liability for estimated refunds and appeals includes amounts for these settled claims based on our best estimates of the amount we believe will be ultimately payable to CMS based on our interpretation of the terms of the Medicare RAC contract. We believe that it is possible that we could be required to

Income Taxes

We account for income taxes using the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for tax attributes such as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We recognize net deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. In the event we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we reduce the deferred tax asset valuation allowance and record a benefit in our provision for income taxes in the consolidated statements of comprehensive income.

We record liabilities related to uncertain tax positions in accordance with ASC 740, *Income Taxes,* on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. We recognize interest and penalties related to unrecognized tax benefits within the income tax provision in the accompanying consolidated statements of comprehensive income (loss). Accrued interest and penalties are included within accrued other expenses in the consolidated balance sheets.

Stock-Based Compensation

We grant options to purchase shares of our common stock, restricted stock and certain other equity awards to directors, officers and key employees under the 2012 Plan. The issuance of up to 7,243,329 shares of our common stock is authorized under the 2012 Plan. As of March 31, 2016, we had 776,884 shares of our common stock available for future grants under the 2012 Plan. Stock options granted are subject to either time of service (service-based awards) or performance (performance-based awards) criteria.

Service-based awards vest ratably over a five year service period from the grant date. In the event of a change in control, any outstanding, unvested service-based awards will vest immediately. As of March 31, 2016, we had total unrecognized compensation cost related to unvested service-based awards of $13.9 million, which we expect to be recognized over the next 3.7 years.

Performance-based awards vest in accordance with the specific performance criteria espoused in the executed award agreements. As the criteria associated with the performance-based awards are based on a future event as defined in the terms of the award agreements, including a change in control or initial public offering, which as of March 31, 2016 has not yet occurred, no compensation expense has been recorded for these stock options. The estimated unrecognized compensation associated with our outstanding stock options subject to performance criteria was approximately $16.2 million at March 31, 2016. We will recognize a related expense of approximately $12.2 million upon the satisfaction of certain performance vesting criteria, which could occur as early as September 30, 2016.

In addition, we expect to record share-based compensation expense of $2.5 million resulting from the issuance of the IPO Equity Awards. Such expense will be recorded over the life of such awards as they vest.

The following table sets forth the options granted, exercised, forfeited or expired under the 2012 Plan for the periods presented.

| | Three Months Ended March 31, | | | | Year Ended December 31, | | | |
| | 2016 | | 2015 | | 2015 | | 2014 | |
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of period	6,441,527	$11.53	5,024,235	$9.92	5,024,235	$ 9.92	3,312,666	$ 8.20
Granted	—	—	—	—	1,997,964	15.70	1,961,150	12.61
Exercised	(1,220)	13.27	—	—	(25,620)	8.20	(13,762)	8.20
Forfeited	(14,463)	15.73	—	—	(555,051)	12.10	(235,820)	8.20
Expired								
Outstanding at end of period	6,425,844	$11.52	5,024,235	$9.92	6,441,527	$11.53	5,024,235	$ 9.92

We recognize stock-based compensation based on the grant date fair value of the award. The fair value of each stock option award is estimated on the date of grant using a Black Scholes—Merton option pricing model. The expected term of the option represents the period the stock-based awards are expected to be outstanding. We use the simplified method under the provisions of ASC 718, *Stock Based Compensation,* for estimating the expected term of the options. Since the underlying shares have not been publicly traded and are rarely traded privately, there is insufficient volatility data available. Accordingly, we calculate expected volatility using comparable peer companies with publicly traded shares over a term similar to the expected term of the options issued. We do not intend to pay dividends on our common shares, and therefore, the dividend yield percentage is zero. The risk free interest rate is based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of our stock options. We do not currently adjust compensation expense for forfeitures as there has not been significant forfeiture activity.

We used the following weighted average assumptions to estimate the fair value of stock options granted for the periods presented:

| | Year Ended December 31, | |
	2015	2014
Expected term (years)	6.25	6.25
Expected volatility	50.00%	50.00%
Expected dividend yield	0.00%	0.00%
Weighted-average risk-free interest rate	1.70%	1.80%
Weighted-average grant date fair value	$ 7.77	$ 5.70

No stock options were granted during the three months ended March 31, 2016 and 2015, respectively.

The valuation of our common stock is determined in accordance with the guidelines set forth in the AICPA Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as

Compensation, or the AICPA guide. We consider numerous objective and subjective factors to determine our best estimate of the fair value of our common stock, including but not limited to:

- Our historical financial results and estimated trends and prospects for future financial performance; and

- Third party valuations in connection with our annual goodwill impairment testing.

Since 2014, we issued options to purchase shares of our common stock at the following exercise prices:

Grant Date	Options Granted	Exercise Price	Fair Value of Common Stock
January 2, 2014	61,000	$ 8.20	$ 9.73
September 26, 2014	1,704,950	$13.27	$13.27
June 2, 2015	24,583	$13.27	$11.83
November 23, 2015	1,948,798	$15.73	$15.73
December 1, 2015	24,583	$15.73	$15.73

We estimate the fair value of our common stock using the market approach and income approach, in order to assist our Board in assigning an exercise price to future stock grants. We believe both of these approaches were appropriate methodologies given our stage of development at that time. For the market approach, we utilized the guideline company method by analyzing a population of comparable companies and selected those companies that we consider to be the most comparable to us in terms of size, growth, profitability, risk and return on investment, among others. We then used these guideline companies to develop relevant market multiples and ratios, which were applied to our corresponding financial projections to estimate our total enterprise value. We also include a lack of marketability discount given we are not publicly traded and there is not an active market for our common stock. We relied on the following key assumptions for the market approach:

- Our projected revenue determined as of the valuation date based on our estimates; and

- Multiples of market value to expected future revenue, determined as of the valuation date, based on a group of comparable companies.

For the income approach, we performed discounted cash flow analyses which utilized projected cash flows as well as a residual value, which were discounted to the present value in order to arrive at an enterprise value. We relied on the following key assumptions for the income approach in addition to management projections discussed above:

- Discount rate applied to forecasted future cash flows to calculate the present value of those cash flows; and

- Terminal value multiple applied to our last year forecasted cash flows to calculate the residual value of our future cash flows.

The exercise prices, of all of our outstanding options will be adjusted downward in connection with the Special Cash Dividend in order to preserve the intrinsic value of the options giving effect to the Special Cash Dividend. This adjustment will not have any effect on our compensation expense.

Off-Balance Sheet Arrangements

Except for operating leases and certain letters of credit entered into in the normal course of business, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or

Outstanding Equity Awards as of December 31, 2015

The following table sets forth certain information about outstanding equity awards held by our NEOs as of December 31, 2015.

Name	Option grant date	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price[4]	Option expiration date
			Option awards		
J. Douglas (Doug) Williams . . . . . Chief Executive Officer	11/23/2015	—	723,094[1]	$15.73	11/23/2025
Steve Senneff . . . . Senior Vice President and Chief Financial Officer	1/18/2013	87,840	204,960[2]	$ 8.20	10/15/2022
David Beaulieu . . . . Senior Vice President and Chief Operations Officer	09/26/2014	29,280	263,520[3]	$13.27	9/26/2024

[1] Represents options to purchase (i) 361,547 shares of common stock which will become fully vested following the consummation of this offering and (ii) 361,547 shares of common stock which vest equally in four tranches following this offering, subject to meeting certain investment thresholds identified by Advent, provided that on each applicable vesting date Mr. Williams is still then employed by us.

[2] Represents options to purchase (i) 146,400 shares of common stock which vest over five years, with 20% vesting each year beginning on October 15, 2013 and (ii) 146,400 shares of common stock which vest equally in four tranches following this offering, subject to meeting certain investment thresholds identified by Advent, provided that on each applicable vesting date Mr. Senneff is still then employed by us.

[3] Represents options to purchase (i) 146,400 shares of common stock which vest over five years, with 20% vesting each year beginning on September 26, 2015 and (ii) 146,400 shares of common stock which vest equally in four tranches following this offering, subject to meeting certain investment thresholds identified by Advent, provided that on each applicable vesting date Mr. Beaulieu is still then employed by us.

[4] The option exercise prices will be adjusted downward in connection with the Special Cash Dividend in order to preserve the intrinsic value of the options giving effect to the Special Cash Dividend.

Employment Agreements

We are currently party to employment agreements with each of our NEOs. The material provisions of each such agreement are described below.

In May 2015, we entered into employment agreements with each of J. Douglas (Doug) Williams, our Chief Executive Officer, Steve Senneff, our Senior Vice President and Chief Financial Officer and David Beaulieu, our Senior Vice President and Chief Operations Officer, each of whom we refer to as an Executive. The agreements provide for an indefinite term beginning on January 1, 2015. The agreements provide that the Executives will receive an annualized base salary subject to review by our Board (currently $640,000 for Mr. Williams and $400,000 for each of Messrs. Senneff and Beaulieu). The agreements also provide that the Executives are eligible to receive an annual performance-based cash bonus with a target amount of 100% of his annual base salary for Mr. Williams and 70% of his annual base salary for each of Messrs. Senneff and Beaulieu.

Either we or the Executive may terminate the agreement at any time upon written notice. We may terminate the Executive's employment for death, ''disability,'' ''cause'' or without ''cause'' by written notice to the Executive. The Executive may resign with 30 days prior written notice for ''good reason'' and without ''good reason.''

Director Compensation

Directors who are employed by us or who are full-time investment professionals of Advent are not eligible to receive compensation for their service on our Board. All other members of our Board receive a one-time stock option grant upon their election and received an annual retainer of $75,000 as compensation for their services as members of our Board in 2015. Additionally, all of our directors will be reimbursed for reasonable out-of-pocket travel expenses incurred in connection with attendance at board and committee meetings and other board-related activities.

Following this offering, we expect to pay certain of our directors an annual retention fee of $ and   in stock options. The chair of the audit committee and the chair of the compensation committee will each receive an annual fee of $ (in each case to the extent such individual is not one of our employees or a full-time investment professional of Advent), each of which fees will be paid in quarterly installments. In addition, certain non-employee members of our Board may also participate in our 2016 Plan, which we plan to adopt in connection with this offering.

Equity Incentive Plans

Our Board adopted, and our stockholders approved, the 2012 Plan in July 2012. Our Board adopted an amendment to the 2012 Plan in September 2014. In connection with this offering, we intend to adopt the 2016 Plan for equity grants in connection with and following the consummation of this offering. We intend to file a registration statement on Form S-8 covering the shares issuable under the 2012 Plan and the 2016 Plan. The following is a summary of certain features of the existing 2012 Plan and the 2016 Plan. We will adopt addendums to the 2016 Plan applicable to participants who are residents of Canada, India and the United Kingdom, which may include terms that vary from the terms described in this summary.

2012 Plan

The 2012 Plan provides for the grant of options, stock appreciation rights, restricted stock, dividend equivalents and other stock-based awards to employees, directors and consultants.

The 2012 Plan is administered by the compensation committee of our Board. The compensation committee has the authority to interpret and administer the 2012 Plan to determine to whom we grant incentive awards under the 2012 Plan, the type and amount of awards to be granted, the terms and conditions of the awards and the terms of award agreements. The compensation committee, in its sole discretion, can interpret, clarify, construe or resolve any ambiguity in any provision of the 2012 Plan or any award agreement thereunder, accelerate or waive vesting of any award and exercisability of any award, extend the term or period of exercisability of any award, modify the purchase price, or waive any terms or conditions applicable to any award. All actions taken and all interpretations and determinations made by the compensation committee shall be final and binding upon all 2012 Plan participants, us and all other interested parties.

We do not intend to grant any awards under the 2012 Plan following the offering. The number of shares available for grants or subject to outstanding awards shall be proportionally adjusted in the event of any corporate event or transaction affecting our capital structure. In addition, in connection with the payment of the Special Cash Dividend the exercise price of our outstanding stock options (including options held by our directors and officers) will be adjusted downward to preserve the intrinsic value of the options.

The compensation committee may amend, alter, suspend, discontinue or terminate the 2012 Plan or any award under the 2012 Plan at any time, provided such action will not adversely affect the rights granted to any participant under any outstanding award without the participant's consent.

2016 Plan

Reservation of Shares

Subject to adjustments as described below, the maximum aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2016 Plan will be 5,490,000. Any shares of common stock delivered under the 2016 Plan will consist of authorized and unissued shares, or treasury shares.

In the event of any recapitalization, reclassification, stock dividend, extraordinary dividend, stock split, reverse stock split, or other distribution with respect to our common stock, or any merger, reorganization, consolidation, combination, spin-off or other similar corporate change, or any other change affecting our common stock, appropriate and equitable adjustments will be made to the number and kind of shares of common stock available for grant, as well as to other maximum limitations under the 2016 Plan, and the number and kind of shares of common stock or other terms of the awards that are affected by the event.

Share Counting

Awards that are required to be paid in cash pursuant to their terms will not reduce the share reserve. To the extent that an award granted under the 2016 Plan is canceled, expired, forfeited, surrendered, settled by delivery of fewer shares than the number underlying the award or otherwise terminated without delivery of the shares to the participant, the shares of common stock retained by or returned to us will not be deemed to have been delivered under the 2016 Plan, and will be available for future awards under the 2016 Plan. Notwithstanding the foregoing, shares that are (i) withheld or separately surrendered from an award in payment of the exercise or purchase price or taxes relating to such an award or (ii) not issued or delivered as a result of the net settlement of an outstanding stock option or stock appreciation right will not be deemed to constitute delivered shares and will be available for future awards under the 2016 Plan.

Administration

The 2016 Plan will be administered by the compensation committee, such other committee of the Board appointed by the Board or the Board, as determined by the Board (the ''Plan Administrator''). Subject to the limitations set forth in the 2016 Plan, the Plan Administrator has the authority to, among other things, determine the persons to whom awards are to be granted, prescribe the restrictions, terms and conditions of all awards, interpret the 2016 Plan and terms of awards and adopt rules for the administration, interpretation and application of the 2016 Plan.

Eligibility

Awards under the 2016 Plan may be granted to any employees, non-employee directors, consultants or other personal service providers to us or any of our subsidiaries.

Stock Options

Stock options granted under the 2016 Plan may be issued as either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or as nonqualified stock options. The exercise price of an option will be not less than 100% of the fair market value of a share of common stock on the date of the grant of the option, or such higher amount determined by the Plan Administrator. The Plan Administrator will determine the vesting and/or exercisability requirements and the term of exercise of each option, including the effect of termination of service of a participant or a change of control. The vesting requirements may be based on the continued employment or service of the participant for a specified time period or on the attainment of

Restricted Stock Units

An award of an RSU provides the participant the right to receive a payment based on the value of a share of common stock. RSUs may be subject to vesting requirements, restrictions and conditions to payment. Such requirements may be based on the continued service of the participant for a specified time period, on the attainment of specified performance goals established by the Plan Administrator and/or on such other terms and conditions as approved by the Plan Administrator in its discretion. In addition, an RSU may be designated as a performance stock unit (''PSU''), the vesting requirements of which may be based, in whole or in part, on the attainment of pre-established performance goal(s) over a specified performance period designed to meet the requirements for exemption under Section 162(m) of the Internal Revenue Code, or otherwise, as approved by the Plan Administrator in its discretion. An RSU award will become payable to a participant at the time or times determined by the Plan Administrator and set forth in the award agreement, which may be upon or following the vesting of the award. RSUs are payable in cash or in shares of common stock or in a combination of both. RSUs may, but are not required to, be granted together with a dividend equivalent right with respect to the shares of common stock subject to the award. Dividend equivalent rights may be subject to conditions that apply to the underlying RSUs.

Stock Awards

A stock award represents shares of common stock that are issued free of restrictions on transfer and free of forfeiture conditions and to which the participant is entitled all incidents of ownership. A stock award may be granted for past services, in lieu of bonus or other cash compensation, directors' fees or for any other valid purpose as determined by the Plan Administrator. The Plan Administrator will determine the terms and conditions of stock awards, and such stock awards may be made without vesting requirements, subject to certain conditions. Upon the issuance of shares of common stock under a stock award, the participant will have all rights of a stockholder with respect to such shares of common stock, including the right to vote the shares and receive all dividends and other distributions on the shares.

Cash Performance Awards

A cash performance award is denominated in a cash amount (rather than in shares) and is payable based on the attainment of pre-established business and/or individual performance goals over a specified performance period. The requirements for vesting may be also based upon the continued service of the participant during the performance period. The maximum amount of cash performance awards intended to qualify as ''performance-based compensation'' under Section 162(m) of the Internal Revenue Code that may be paid to a participant during any one calendar year under all cash performance awards is $15.0 million.

Performance Criteria

For purposes of cash performance awards, PSUs, as well as for any other awards under the 2016 Plan intended to qualify as ''performance-based compensation'' under Section 162(m) of the Internal Revenue Code, the performance criteria will be one or any combination of the following, for us or any identified subsidiary or business unit, as determined by the Plan Administrator at the time of the award: (i) net earnings; (ii) earnings per share; (iii) net debt; (iv) revenue or sales growth; (v) net or operating income; (vi) net operating profit; (vii) return measures (including, but not limited to, return on assets, capital, equity or sales); (viii) cash flow (including, but not limited to, operating cash flow, distributable cash flow and free cash flow); (ix) earnings before or after taxes, interest, depreciation, amortization and/or rent; (x) share price (including, but not limited to growth measures and total stockholder return); (xi) expense control or loss management; (xii) market share; (xiii) economic value added; (xiv) working capital; (xv) the formation of joint ventures or the completion of other corporate transactions; (xvi) gross or net profit margins; (xvii) revenue mix; (xviii) operating efficiency; (xix) product diversification; (xx) market penetration; (xxi) measurable achievement in quality, operation or compliance initiatives; (xxii) quarterly dividends or distributions; (xxiii) employee retention or turnover; (xxiv) operating income before depreciation, amortization and certain additional adjustments to operating income permitted under our senior secured credit facilities, and/or (xxv) any combination of or a specified increase or decrease, as applicable in any of the foregoing. Each of the performance criteria shall be applied and interpreted in accordance with an objective formula or standard established by the Plan Administrator at the time the applicable award is granted including, without limitation, GAAP.

At the time that an award is granted, the Plan Administrator may provide that performance will be measured in such objective manner as it deems appropriate, including, without limitation, adjustments to reflect charges for restructurings, non-operating income, the impact of corporate transactions or discontinued operations, events that are unusual in nature or infrequent in occurrence and other non-recurring items, currency fluctuations, litigation or claim judgements, settlements and the cumulative effects of accounting or tax law changes. In addition, with respect to a participant hired or promoted following the beginning of a performance period, the Plan Administrator may determine to prorate the amount of any payment in respect of such participant's cash performance awards or PSUs for the partial performance period, to the extend not inconsistent with Section 162(m) of the Internal Revenue Code.

Further, the Plan Administrator shall, to the extent provided in an award agreement, have the right, in its discretion, to reduce or eliminate the amount otherwise payable to any participant under an award and to establish rules or procedures that have the effect of limiting the amount payable to any participant to an amount that is less than the amount that is otherwise payable under an award. Following the conclusion of the performance period, the Plan Administrator shall certify in writing whether the applicable performance goals have been achieved.

Award Limitations

For purposes of complying with the requirements of Section 162(m) of the Internal Revenue Code, the maximum number of shares of common stock that may be subject to stock options, stock appreciation rights, performance-based restricted stock awards, performance-based RSUs and performance-based stock awards granted to any participant other than a non-employee director during any calendar year will be limited to 800,000 shares of common stock for each such award type individually.

Further, the maximum number of shares of common stock that may be subject to stock options, stock appreciation rights, restricted stock awards, RSUs and stock awards granted to any non-employee director during any calendar year will be limited to 75,000 shares of common stock for all such award types in the aggregate.

Effect of Change of Control

Upon the occurrence of a ''change of control'' (as defined in the 2016 Plan), unless otherwise provided in the applicable award agreement, the Plan Administrator is authorized to make adjustments in the terms and conditions of outstanding awards, including without limitation the following (or any combination thereof): (i) continuation or assumption of such outstanding awards by us (if it is the surviving company or corporation) or by the surviving company or corporation or its parent; (ii) substitution by the surviving company or corporation or its parent of awards with substantially the same terms as such outstanding awards (with appropriate adjustments to the type of consideration payable upon settlement of the awards); (iii) acceleration of exercisability, vesting and/or payment; and (iv) if all or substantially all of our outstanding shares of common stock are transferred in exchange for cash consideration in connection with such change of control: (A) upon

(iii) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable.

We will adopt addendums to the 2016 Plan applicable to participants who are residents of Canada, India and the United Kingdom, which may include terms that vary from the terms described in this summary.

Term, Amendment and Termination

The term of the 2016 Plan is ten years from the date it is approved by the stockholders. Our Board may amend, modify, suspend or terminate the 2016 Plan at any time, provided, however, that no termination or amendment of the 2016 Plan will materially and adversely affect any award granted under the 2016 Plan without the consent of the participant or the permitted transferee of the award. Our Board may seek the approval of any amendment by our stockholders to the extent it deems necessary for purposes of compliance with Section 162(m) or Section 422 of the Internal Revenue Code, the listing requirements of the NYSE, or for any other purpose. Notwithstanding the foregoing, our Board shall have broad authority to amend the 2016 Plan and any award without the consent of a participant to the extent it deems necessary or desirable in its discretion to comply with, take into account changes in, or interpretation of, applicable tax laws, securities laws, employment laws, accounting rules and other applicable laws, rules and regulations.

Awards in Connection with this Offering

Certain of our employees, including our NEOs, will receive equity grants in connection with this offering. With respect to our NEOs, these grants will consist of 111,173 stock options and 18,529 RSUs.

Name	Number of stock options (#)	Number of RSUs (#)	IPO grant value ($)[1]
J. Douglas (Doug) Williams	76,860	12,810	$922,320
Chief Executive Officer			
Steve Senneff	22,875	3,813	$274,509
Senior Vice President and Chief Financial Officer			
David Beaulieu	11,438	1,906	$137,250
Senior Vice President and Chief Operations Officer			

---

[1]   IPO grant value is based on an assumed initial public offering price of $18.00 (the midpoint of the price range set forth on the cover of this prospectus).

Senior Leadership Incentive Plan

In connection with this offering, the Board expects to adopt Senior Leadership Incentive Plan pursuant to which the Plan Administrator will have the authority to award annual performance bonuses to participants based on performance criteria determined by the Plan Administrator.

PRINCIPAL STOCKHOLDERS

The following table shows information as of May 16, 2016 regarding the beneficial ownership of our common stock (1) immediately prior to the consummation of this offering and (2) as adjusted to give effect to this offering by:

- each person or group who is known by us to own beneficially more than 5% of our common stock;

- each member of our Board and each of our named executive officers; and

- all members of our Board and our executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based on 77,231,514 shares of common stock outstanding as of May 16 and 89,731,514 shares of common stock outstanding after giving effect to this offering, assuming no exercise of the underwriters' option to purchase additional shares, or 91,606,514 shares of common stock, assuming the underwriters exercise their option to purchase additional shares in full. Shares of common stock subject to options currently exercisable or exercisable within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage of beneficial ownership of that person and any group of which that person is a member, but are not deemed outstanding for the purpose of computing the percentage of beneficial ownership for any other person. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is 115 Perimeter Center Place, Suite 700, Atlanta, GA 30346.

Name and address of beneficial owner	Shares of common stock beneficially owned before this offering		Shares of common stock beneficially owned after this offering (assuming no exercise of the option to purchase additional shares)		Shares of common stock beneficially owned after this offering (assuming full exercise of the option to purchase additional shares)	
	Number of shares	Percentage of shares	Number of shares	Percentage of shares	Number of shares	Percentage of shares
5% stockholders:						
Funds managed by Advent International Corporation[1] . . .	58,702,923	76.0%	58,702,923	65.4%	58,702,923	64.1%
J. Lawrence (Larry) Connolly[2] . .	7,079,412	9.2%	7,079,412	7.9%	7,079,412	7.7%
Elizabeth (Libby) Connolly Alexander[3]	5,069,918	6.6%	5,069,918	5.6%	5,069,918	5.5%
Named executive officers and directors:						
J. Douglas (Doug) Williams	3,411,547	4.4%	3,411,547	3.8%	3,411,547	3.7%
Steve Senneff	110,447	*	110,447	*	110,447	*
David Beaulieu	67,100	*	67,100	*	67,100	*
Jonathan Olefson[4]	48,124	*	48,124	*	48,124	*
Damian Creavin	18,300	*	18,300	*	18,300	*
David Swift[5]	—	*	—	*	—	*
Kenneth Goulet	—	*	—	*	—	*
John Maldonado[5]	—	*	—	*	—	*
James Parisi	2,459	*	2,459	*	2,459	*
Christopher Pike[5]	—	*	—	*	—	*
Douglas Present	87,365	*	87,365	*	87,365	*
All Board members and executive officers as a group (13 persons)	15,894,671	20.6%	15,894,671	17.7%	15,894,671	17.4%

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*   Represents beneficial ownership of less than 1% of our outstanding common stock.

[1]   Consists of 25,188,602 shares held by Advent International GPE VI Limited Partnership, 17,650,967 shares held by Advent International GPE VI-A Limited Partnership, 1,277,731 shares held by Advent International GPE VI-B Limited Partnership, 1,300,911 shares held by Advent International GPE VI-C Limited Partnership, 1,240,917 shares held by Advent International GPE VI-D Limited Partnership, 3,138,847 shares held by Advent International GPE VI-E Limited Partnership, 4,743,916 shares held by Advent International GPE VI-F Limited Partnership, 2,988,464 shares held by Advent International GPE VI-G Limited Partnership, 922,973 shares held by Advent Partners GPE VI 2008 Limited Partnership, 27,999 shares held by Advent Partners GPE VI 2009 Limited Partnership, 66,033 shares held by Advent Partners GPE VI 2010 Limited Partnership, 73,335 shares held by Advent Partners GPE VI-A 2010 Limited Partnership and 82,235 shares held by Advent Partners GPE VI-A Limited Partnership. If the underwriters exercise their option to purchase additional shares in full, the Advent Funds will beneficially own 58,702,923 shares (or 64.1%) of our common stock. Advent is the manager of Advent International LLC, which is the general partner of: GPE VI GP Limited Partnership; GPE VI GP (Delaware) Limited Partnership; Advent Partners GPE VI 2008 Limited Partnership; Advent Partners GPE VI 2009 Limited Partnership; Advent Partners GPE VI 2010 Limited Partnership; Advent Partners GPE VI-A Limited Partnership and Advent Partners GPE VI-A 2010 Limited Partnership. GPE VI GP Limited Partnership is the general partner of: Advent International GPE VI Limited Partnership; Advent International GPE VI-A Limited Partnership; Advent International GPE VI-B Limited Partnership; Advent International GPE VI-F

Limited Partnership and Advent International GPE VI-G Limited Partnership. GPE VI GP (Delaware) Limited Partnership is the general partner of: Advent International GPE VI-C Limited Partnership; Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. Advent exercises voting and investment power over the shares held by each of these entities and may be deemed to have beneficial ownership of these shares. With respect to the shares held by the Advent Funds, a group of individuals currently composed of David M. McKenna, David M. Mussafer and Steven M. Tadler, none of whom have individual voting or investment power, exercise voting and investment power over the shares beneficially owned by Advent. Each of Mr. McKenna, Mr. Mussafer and Mr. Tadler disclaims beneficial ownership of the shares held by the Advent Funds, except to the extent of their respective pecuniary interest therein. The address of Advent International Corporation and each of the funds listed above is c/o Advent International Corporation, 75 State Street, Floor 29, Boston, MA 02109.

(2) Reflects 3,468,906 shares held by JL Connolly LLC, 1,805,253 shares held by The Catherine G. Connolly Gift Trust and 1,805,253 shares held by The J. Lawrence Connolly, Jr. Gift Trust. Mr. Connolly exercises sole voting and investment power over the shares beneficially owned by JL Connolly LLC, The Catherine G. Connolly Gift Trust and The J. Lawrence Connolly, Jr. Gift Trust.

(3) Shares reflected in the table are held by Milton Harbor View LLC. Ms. Connolly Alexander exercises sole voting and investment power over the shares beneficially owned by Milton Harbor View LLC.

(4) Reflects 33,807 shares held by Mr. Olefson and 14,317 shares held by The Arnold Olefson 2007 Personal Residence Trust, dated February 7, 2007. Mr. Olefson exercises sole voting and investment power over the shares beneficially owned by The Arnold Olefson 2007 Personal Residence Trust, dated February 7, 2007.

(5) Excludes shares held by Advent. Each of Messrs. Swift, Maldonado and Pike disclaim beneficial ownership of the shares held by the Advent Funds, except to the extent of their respective pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers or holders of more than 5% of our voting securities.

Special Cash Dividend

Prior to the consummation of this offering, we intend to declare and pay the Special Cash Dividend of $150.0 million, or $1.94 per share of common stock outstanding prior to the offering, which is payable promptly following the completion of this offering to holders of record of our common stock on the dividend record date.

Amended and Restated Stockholders Agreement

On July 26, 2012, we entered into a stockholders agreement with affiliates of Advent and our management stockholders, which was amended and restated on May 14, 2014 (the "Stockholders Agreement"). The Stockholders Agreement will be amended and restated upon consummation of this offering (as amended, the "Amended and Restated Stockholders Agreement").

The Amended and Restated Stockholders Agreement will contain (i) demand registration rights for Advent, subject to a cap of two requests in any 12 month period; (ii) piggy-back registration rights for any stockholder holding at least $500,000 worth of shares (each, a "Holder"), subject to a *pro rata* reduction if the total amount of shares requested to be included exceeds the amount of securities which in the opinion of the underwriters can be sold; and (iii) shelf registration rights for Holders, subject to a required anticipated aggregate offering price, net of selling expenses, of $5.0 million, subject to a cap of two requests for shelf registrations, for all Holders in the aggregate, in any 12 month period. Holders that are capable of selling all of their registrable securities pursuant to Rule 144 under the Securities Act in a single transaction without timing or volume limitations will not have piggyback registration rights. We will be responsible for fees and expenses in connection with the registration rights, other than underwriters' discounts and brokers' commissions, if any, relating to any such registration and offering.

Board Compensation

Our directors who are our employees, employees of our subsidiaries or employees of Advent will receive no compensation for their service as members of our Board, except as limited to expense reimbursement. Our other directors will receive compensation for their service as members of our Board as described in "Executive and Director Compensation—Director Compensation."

Employment Agreements

We have entered into an employment agreement with each of our NEOs as well as other executive officers. See "Executive and Director Compensation—Employment Agreements."

Indemnification Agreements

We intend to enter into indemnification agreements with each of our executive officers and directors prior to the completion of this offering. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL, subject to certain exceptions contained in those agreements.

DESCRIPTION OF CAPITAL STOCK

The following is a description of (i) the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the consummation of this offering and (ii) certain applicable provisions of Delaware law. We refer you to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Our authorized capital stock shall consist of 600,000,000 shares of common stock, par value $0.001 per share and 50,000,000 shares of preferred stock, par value $0.001 per share. Following the consummation of this offering, 89,731,531 shares of common stock and no shares of preferred stock shall be issued and outstanding. As of March 31, 2016, there were approximately 50 holders of our common stock.

Common Stock

Holders of our common stock are entitled to the rights set forth below.

Voting Rights

Directors will be elected by a plurality of the votes entitled to be cast except as set forth below with respect to directors to be elected by the holders of common stock. Our stockholders will not have cumulative voting rights. Except as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by our stockholders other than matters relating to the election and removal of directors must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter or by a written resolution of the stockholders representing the number of affirmative votes required for such matter at a meeting.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our Board, subject to the rights of the holders of any outstanding preferred stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Registration Rights

Certain of our existing stockholders have certain registration rights with respect to our common stock pursuant to a stockholders agreement. See "Certain Relationships and Related Party Transactions—Amended and Restated Stockholders Agreement."

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the perception that sales may occur, could materially adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital in the future.

Sale of Restricted Securities

Upon consummation of this offering, we will have 89,731,531 shares of our common stock outstanding (or 91,606,531 shares, if the underwriters exercise their option to purchase additional shares in full). Of these shares, all shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. Of the remaining outstanding shares, 77,231,531 shares will be deemed ''restricted securities'' under the Securities Act.

Lock-up Arrangements and Registration Rights

In connection with this offering, we, each of our directors, executive officers and certain other stockholders, will enter into lock-up agreements that restrict the sale of our securities for up to 180 days after the date of this prospectus, subject to certain exceptions or an extension in certain circumstances.

In addition, following the expiration of the lock-up period, certain stockholders will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under federal securities laws. See ''Certain Relationships and Related Party Transactions—Amended and Restated Stockholders Agreement.'' If these stockholders exercise this right, our other existing stockholders may require us to register their registrable securities.

Following the lock-up periods described above, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

The shares of our common stock sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any shares of our common stock held by an ''affiliate'' of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of shares of our common stock outstanding; or

- the average weekly reported trading volume of our common stock for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

Approximately 2,708,513 shares of our common stock that are not subject to lock-up arrangements described above will be eligible for sale under Rule 144 immediately upon the closing.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Additional Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act to register 6,266,884 shares of our common stock to be issued or reserved for issuance under our equity incentive plans. Such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

UNDERWRITING

The company and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	
J.P. Morgan Securities LLC	
Barclays Capital Inc.	
Citigroup Global Markets Inc.	
Credit Suisse Securities (USA) LLC	
Morgan Stanley & Co. LLC.	
RBC Capital Markets, LLC	
SunTrust Robinson Humphrey, Inc.	
Robert W. Baird & Co. Incorporated	
William Blair & Company, L.L.C.	
Total	12,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,875,000 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company. We have agreed to reimburse the underwriters for certain of their expenses, in an amount of up to $30,000, as set forth in the underwriting agreement. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,875,000 additional shares.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The company and its officers, directors and holders of substantially all of the company's common stock, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the

Cotiviti Holdings, Inc.
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	March 31, 2016 (Unaudited)	December 31, 2015
ASSETS		
Current assets:		
Cash and cash equivalents	$ 174,252	$ 149,365
Restricted cash	12,260	10,741
Accounts receivable, net of allowance for doubtful accounts of $972 and $1,053 at March 31, 2016 and December 31, 2015, respectively; and net of estimated allowance for refunds and appeals of $37,065 and $33,406 at March 31, 2016 and December 31, 2015, respectively	66,590	78,856
Prepaid expenses and other current assets	16,473	24,044
Deferred tax assets	36,958	32,919
Total current assets	306,533	295,925
Property and equipment, net	57,860	57,452
Goodwill	1,196,989	1,197,044
Intangible assets, net	579,186	594,410
Other long-term assets	2,251	2,176
TOTAL ASSETS	**$2,142,819**	**$2,147,007**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 21,066	$ 21,099
Customer deposits	12,260	10,741
Accounts payable and accrued other expenses	26,225	29,521
Accrued compensation costs	34,450	42,902
Estimated liability for refunds and appeals	70,037	67,775
Total current liabilities	164,038	172,038
Long-term liabilities:		
Long-term debt	1,012,326	1,012,971
Other long-term liabilities	9,648	12,199
Deferred tax liabilities	160,545	162,203
Total long-term liabilities	1,182,519	1,187,373
Total liabilities	1,346,557	1,359,411
Commitments and contingencies (Note 7)		
Stockholders' equity:		
Common stock ($0.001 par value; 122,000,000 and 122,000,000 shares authorized, 77,238,931 and 77,237,711 issued, and 77,231,531 and 77,230,311 outstanding at March 31, 2016 and December 31, 2015, respectively)	77	77
Additional paid-in capital	808,509	807,419
Accumulated deficit	(6,851)	(14,935)
Accumulated other comprehensive loss	(5,375)	(4,867)
Treasury stock, at cost (7,400 shares at March 31, 2016 and December 31, 2015)	(98)	(98)
Total stockholders' equity	796,262	787,596
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$2,142,819**	**$2,147,007**

See accompanying notes to consolidated financial statements.

Cotiviti Holdings, Inc.
Consolidated Statements of Comprehensive Income
(In thousands, except share and per share amounts)
(Unaudited)

	Three Months Ended March 31,	
	2016	**2015**
Net revenue	$142,718	$119,638
Cost of revenue (exclusive of depreciation and amortization, stated separately below):		
Compensation	53,461	41,976
Other costs of revenue	5,398	4,362
Total cost of revenue	58,859	46,338
Selling, general and administrative expenses (exclusive of depreciation and amortization, stated separately below):		
Compensation	19,110	18,146
Other selling, general and administrative expenses	15,229	13,316
Total selling, general and administrative expenses	34,339	31,462
Depreciation and amortization of property and equipment	4,835	2,722
Amortization of intangible assets	15,207	15,409
Transaction-related expenses	240	—
Total operating expenses	113,480	95,931
Operating income	29,238	23,707
Other expense (income):		
Interest expense	16,060	16,922
Other non-operating (income) expense	(299)	(176)
Total other expense (income)	15,761	16,746
Income from continuing operations before income taxes	13,477	6,961
Income tax expense	5,393	3,326
Income from continuing operations	8,084	3,635
Gain on discontinued operations, net of tax	—	559
Net income	**$ 8,084**	**$ 4,194**
Other comprehensive (loss) income, net of tax:		
Foreign currency translation adjustments	(26)	(1,144)
Change in fair value of derivative instruments (net of related taxes of $292 and $727 for the three months ended March 31, 2016 and 2015, respectively)	(482)	(1,074)
Total other comprehensive (loss) income	(508)	(2,218)
Comprehensive income	**$ 7,576**	**$ 1,976**
Earnings per share from continuing operations:		
Basic	$ 0.10	$ 0.04
Diluted	0.10	0.04
Earnings per share from discontinued operations:		
Basic	$ —	$ 0.01
Diluted	—	0.01
Total earnings per share:		
Basic	$ 0.10	$ 0.05
Diluted	0.10	0.05

See accompanying notes to consolidated financial statements.

(In thousands, except shares and per share amounts)

Note 11. Earnings per Share (Continued)

Basic and diluted earnings per share are computed as follows:

	Three Months Ended March 31,	
	2016	**2015**
Net income available to common stockholders	$ 8,084	$ 4,194
Weighted average outstanding shares of common stock	77,231,196	77,204,691
Dilutive effect of stock-based awards	526,162	176,430
Adjusted weighted average outstanding and assumed conversions for diluted EPS	77,757,358	77,381,121
Earnings per share from continuing operations:		
Basic	$ 0.10	$ 0.04
Diluted	0.10	0.04
Earnings per share from discontinued operations:		
Basic	$ —	$ 0.01
Diluted	—	0.01
Total earnings per share:		
Basic	$ 0.10	$ 0.05
Diluted	0.10	0.05

Employee stock options that were excluded from the calculation of diluted earnings per share because their effect is anti-dilutive for the periods presented were as follows:

	Three Months Ended March 31,	
	2016	**2015**
Employee stock options	2,019,649	852,475

In addition, performance-based stock options of 2,794,910 and 2,487,275 as of March 31, 2016 and 2015, respectively, have not been included as the vesting conditions have not been satisfied as of the respective period end.

Note 12. Segment Information

Operating segments are components of an enterprise for which separate financial information is available that is evaluated regularly by our Chief Operating Decision Maker (''CODM'') in deciding how to allocate resources and in assessing financial performance. We conduct our business through two reportable business segments: Healthcare and Global Retail and Other.

The Healthcare segment provides claims accuracy solutions to health insurance payers and payer-related entities. All of our healthcare service offerings focus on generating economic benefits for our clients by identifying errors, reducing improper payments and improving efficiency of

Cotiviti Holdings, Inc.
Notes to the Financial Statements (Continued)
(In thousands, except shares and per share amounts)
(Unaudited)

Note 13. Employee Benefit Plans

Contributions expensed and included in compensation on our Consolidated Statements of Comprehensive Income for employee benefit plans are detailed below:

	Three Months Ended March 31,	
	2016	**2015**
401(k) Plan[a]	$760	$ 993
Profit Share Plan[b]	103	209
Provident Plan[c]	131	91
Total	$994	$1,293

_____

(a)   We sponsor defined contribution retirement plans in accordance with Section 401(k) of the Internal Revenue Code, which cover substantially all U.S. employees, subject to certain minimum age and service requirements. The plans provide for a contribution based on a percentage of eligible employee contributions.

(b)   We have a nonqualified profit sharing incentive compensation plan for certain eligible employees. Contributions are made within 90 days following the last day of the plan to a brokerage account in an amount determined at our discretion for employees who have completed 1,000 hours of service and are employed at the time of the contribution. Our liability under the plan totaled $996 and $893 at March 31, 2016 and December 31, 2015, respectively, which is included in accrued compensation costs in the accompanying Consolidated Balance Sheets.

(c)   Eligible employees of our subsidiary located in India are covered by the Provident Fund, contributions which are based on a percentage of eligible employees' salaries, and the Payment of Gratuity Act, which provides for benefits to be paid to eligible employees upon termination of employment (collectively, the ''India Plan''). Benefits under the Plan are administered by the Indian Government. As of March 31, 2016 and December 31, 2015 we had an accrued benefit obligation relating to the India Plan of $623 and $535, respectively.

Note 14. Discontinued Operations

In February 2015, we received payment on a $900 note receivable related to a business that was disposed of in 2012. Since the date of sale, we had elected to fully reserve the note receivable as the collectability was determined to be uncertain. This gain from the collection of the note receivable, net of tax, is reflected as a gain on discontinued operations on our Consolidated Statements of Comprehensive Income. The estimated impact to diluted EPS as a result of this gain on discontinued operations was $0.01 per diluted share for the three months ended March 31, 2015.

Note 15. Subsequent Events

On May 13, 2016, we effected a 6.1-for-1 stock split of all outstanding shares of our common stock. All share, option, and per share information presented in the accompanying consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis for all periods presented and all share information is rounded up to the nearest whole share after reflecting the stock split.

Cotiviti Holdings, Inc.
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	December 31,	
	2015	2014
ASSETS		
Current assets:		
Cash and cash equivalents	$ 149,365	$ 118,612
Restricted cash	10,741	20,227
Accounts receivable, net of allowance for doubtful accounts of $1,053 and $655 at December 31, 2015 and 2014, respectively; and net of estimated allowance for refunds and appeals of $33,406 and $23,216 at December 31, 2015 and 2014, respectively	78,856	60,215
Prepaid expenses and other current assets	24,044	12,180
Deferred tax assets	32,919	32,319
Total current assets	295,925	243,553
Property and equipment, net	57,452	34,919
Goodwill	1,197,044	1,197,353
Intangible assets, net	594,410	683,890
Other long-term assets	2,176	1,376
TOTAL ASSETS	**$2,147,007**	**$2,161,091**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of long-term debt	$ 21,099	$ 8,100
Customer deposits	10,741	20,227
Accounts payable and accrued other expenses	29,521	36,350
Accrued compensation costs	42,902	42,639
Estimated liability for refunds and appeals	67,775	74,941
Total current liabilities	172,038	182,257
Long-term liabilities:		
Long-term debt	1,012,971	1,025,838
Other long-term liabilities	12,199	4,597
Deferred tax liabilities	162,203	175,266
Total long-term liabilities	1,187,373	1,205,701
Total liabilities	1,359,411	1,387,958
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Common stock ($0.001 par value; 122,000,000 and 122,000,000 shares authorized, 77,237,711 and 77,212,091 issued, and 77,230,311 and 77,204,691 outstanding at December 31, 2015 and 2014, respectively)	77	77
Additional paid-in capital	807,419	803,810
Accumulated deficit	(14,935)	(28,798)
Accumulated other comprehensive loss	(4,867)	(1,858)
Treasury stock, at cost (7,400 shares at December 31, 2015 and 2014)	(98)	(98)
Total stockholders' equity	787,596	773,133
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$2,147,007**	**$2,161,091**

See accompanying notes to consolidated financial statements.

Cotiviti Holdings, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(In thousands, except share and per share amounts)

	Year Ended December 31,	
	2015	2014
Net revenue	$541,343	$441,372
Cost of revenue (exclusive of depreciation and amortization, stated separately below):		
Compensation	183,817	164,552
Other costs of revenue	20,800	14,536
Total cost of revenue	204,617	179,088
Selling, general and administrative expenses (exclusive of depreciation and amortization, stated separately below):		
Compensation	70,802	49,777
Other selling, general and administrative expenses	65,943	42,760
Total selling, general and administrative expenses	136,745	92,537
Depreciation and amortization of property and equipment	12,695	7,416
Amortization of intangible assets	61,467	52,355
Transaction-related expenses	1,469	5,745
Impairment of intangible assets	27,826	74,034
Total operating expenses	444,819	411,175
Operating income	96,524	30,197
Other expense (income):		
Interest expense	65,561	51,717
Loss on extinguishment of debt	4,084	21,524
Other non-operating (income) expense	(826)	(415)
Total other expense (income)	68,819	72,826
Income (loss) from continuing operations before income taxes	27,705	(42,629)
Income tax expense (benefit)	14,401	(16,804)
Income (loss) from continuing operations	13,304	(25,825)
Gain on discontinued operations, net of tax	559	—
Net income (loss)	**$ 13,863**	**$(25,825)**
Other comprehensive income (loss), net of tax:		
Foreign currency translation adjustments	(667)	(1,293)
Change in available for sale securities	3	—
Change in fair value of derivative instruments (net of related taxes of $1,320 and $476 for the years ended December 31, 2015 and 2014, respectively)	(2,345)	(623)
Total other comprehensive income (loss)	(3,009)	(1,916)
Comprehensive income (loss)	**$ 10,854**	**$(27,741)**
Earnings (loss) per share from continuing operations:		
Basic	$ 0.17	$ (0.40)
Diluted	$ 0.17	$ (0.40)
Earnings per share from discontinued operations:		
Basic	$ 0.01	$ —
Diluted	$ 0.01	$ —
Total earnings (loss) per share:		
Basic	$ 0.18	$ (0.40)
Diluted	$ 0.18	$ (0.40)

See accompanying notes to consolidated financial statements.

Cotiviti Holdings, Inc.
Consolidated Statements of Stockholders' Equity
(In thousands, except shares)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income / (Loss)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance, January 1, 2014	44,408,008	$44	$366,094	$ (2,973)	$ 58	—	$ —	$363,223
Net loss				(25,825)	—	—	—	(25,825)
Stock-based compensation expense	—	—	2,492	—	—	—	—	2,492
Exercise of stock options	6,362	—	113	—	—	7,400	(98)	15
Proceeds from issuance of common stock	32,790,321	33	435,111	—	—	—	—	435,144
Other comprehensive loss, net	—	—	—	—	(1,916)	—	—	(1,916)
Balance, December 31, 2014	77,204,691	$77	$803,810	$ (28,798)	$(1,858)	7,400	$(98)	$773,133
Net income	—	—	—	13,863	—	—	—	13,863
Stock-based compensation expense	—	—	3,399	—	—	—	—	3,399
Exercise of stock options	25,620	—	210	—	—	—	—	210
Other comprehensive loss, net	—	—	—	—	(3,009)	—	—	(3,009)
Balance, December 31, 2015	77,230,311	$77	$807,419	$(14,935)	$(4,867)	7,400	$(98)	$787,596

See accompanying notes to consolidated financial statements.

(In thousands, except shares and per share amounts)

Note 14. Earnings per Share (Continued)

Basic and diluted earnings (loss) per share and adjusted earnings per share are computed as follows:

	Year ended December 31, 2015	Year ended December 31, 2014
Net income (loss) available to common stockholders	$ 13,863	$ (25,825)
Weighted average outstanding shares of common stock	77,216,133	65,253,954
Dilutive effect of stock-based awards	425,255	—
Adjusted weighted average outstanding and assumed conversions for diluted EPS	77,641,388	65,253,954
Earnings (loss) per share from continuing operations:		
Basic	$ 0.17	$ (0.40)
Diluted	0.17	(0.40)
Earnings per share from discontinued operations:		
Basic	$ 0.01	$ —
Diluted	0.01	—
Total earnings (loss) per share:		
Basic	$ 0.18	$ (0.40)
Diluted	0.18	(0.40)

Employee stock options that were excluded from the calculation of diluted earnings (loss) per share because their effect is anti-dilutive for the periods presented were as follows:

	Year ended December 31, 2015	Year ended December 31, 2014
Employee stock options	2,035,332	2,536,960

Performance-based stock options of 2,794,910 and 2,487,275 as of December 31, 2015 and 2014, respectively, have not been included as the vesting conditions as described in Note 15 have not been satisfied as of the respective period end.

Note 15. Stock-Based Compensation

Equity Incentive Plan

In 2012, we adopted an equity incentive plan (the ''Plan'') pursuant to which our Board of Directors (or committee as designated by the Board of Directors) may grant options to purchase shares of our stock, restricted stock and certain other equity awards to directors, officers and key employees. To date, we have only granted stock options that can be settled in shares of our common stock. The Plan was initially established with the authorization for grants to purchase up to 4,392,000 shares of authorized but unissued common stock. In May 2014, in connection with the

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 15. Stock-Based Compensation (Continued)

Connolly iHealth Merger, the number of shares authorized under the Plan increased by 2,851,329 shares bringing the total number of shares authorized under the Plan for stock option grants to 7,243,329. As of December 31, 2015, the total number of shares available under the Plan is 762,421.

The term of any stock option shall not exceed ten years from the date of grant. However, an incentive stock option granted to an employee who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of all classes of our stock may not have a term exceeding five years from the date of grant.

Stock options granted are subject to either time of service (service-based awards) or performance (performance-based awards) criteria. Service-based awards vest ratably over a five year service period from the grant date. In the event of a change in control, any outstanding, unvested service-based awards will vest immediately. Performance-based awards vest in accordance with the specific performance criteria espoused in the executed award agreements. At December 31, 2015, there are 458,182 unvested performance-based awards outstanding, whose vesting terms are contingent upon the amount of cash proceeds received in an initial public offering.

Stock-based Compensation Expense

The fair value of each stock option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model. The expected term of the option represents the period the stock-based awards are expected to be outstanding. We use the simplified method under the provisions of ASC 718, *Stock Based Compensation* for estimating the expected term of the options. Since our shares have not been publicly traded and are rarely traded privately, there is insufficient volatility data available. Accordingly, we calculate expected volatility using comparable peer companies with publicly traded shares over a term similar to the expected term of the options issued. We do not intend to pay dividends on our common shares, therefore, the dividend yield percentage is zero. The risk-free interest rate is based on the U.S. Treasury constant maturity interest rate whose term is consistent with the expected life of our stock options.

We used the following weighted average assumptions to estimate the fair value of stock options granted for the periods presented as follows:

	Year ended December 31,	
	2015	**2014**
Expected term (years)	6.25	6.25
Expected volatility	50%	50%
Expected dividend yield	0%	0%
Weighted average risk-free interest rate	1.70%	1.80%
Weighted average grant date fair value	$ 7.77	$ 5.70

We recorded stock-based compensation expense of $3,399 and $2,492 for the years ended December 31, 2015 and 2014, respectively. We do not currently adjust compensation expense for

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 15. Stock-Based Compensation (Continued)

forfeitures as there has been insignificant forfeiture activity to date. As of December 31, 2015, we had total unrecognized compensation cost related to 2,540,534 unvested service-based awards under the Plan of $15,088 which we expect to recognize over the next 3.9 years.

As the criteria associated with the performance-based awards are based on a future event as defined in the terms of the award agreements, including a change in control or initial public offering, which as of December 31, 2015 has not yet occurred, no compensation expense has been recorded for these stock options. The estimated unrecognized compensation associated with the 2,794,910 outstanding stock options subject to performance criteria was approximately $16,185 at December 31, 2015.

Stock Option Activity

The following is a summary of stock option activity under the Plan:

	Year Ended December 31,			
	2015		2014	
Summary stock option activity	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	5,024,235	$ 9.92	3,312,666	$ 8.20
Granted	1,997,964	15.70	1,961,150	12.61
Exercised	(25,620)	8.20	(13,762)	8.20
Forfeited	(555,051)	12.10	(235,820)	8.20
Expired				
Outstanding at end of period	6,441,527	$11.53	5,024,235	$ 9.92

	Service-based Shares	Weighted average exercise price	Performance-based Shares	Weighted average exercise price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Stock options outstanding as of December 31, 2015	3,646,617	$11.95	2,794,910	$10.99	8.2	$27,042
Stock options vested and exercisable as of December 31, 2015	1,120,113	$ 8.80	—	$ —	7.2	$ 7,764

Aggregate intrinsic value represents the difference between our estimated fair value of common stock and the exercise price of outstanding in-the-money options. The estimated fair value of common stock was $15.73 as of December 31, 2015. The total intrinsic value of options exercised for the year ended December 31, 2015 and 2014 was insignificant. The total fair value of stock options vested was $2,450 and $2,000 during the years ended December 31, 2015 and 2014, respectively.

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 19. Employee Benefit Plans (Continued)

employment (collectively, the ''India Plans''). Benefits under the Plan are administered by the Indian Government. As of December 31, 2015 and 2014 we had an accrued benefit obligation relating to the India Plans of $535 and $441, respectively.

Note 20. Discontinued Operations

In February 2015, we received payment on a $900 note receivable related to a business that was disposed of in 2012. Since the date of sale, we had elected to fully reserve the note receivable as the collectability was determined to be uncertain. This gain from the collection of the note receivable, net of tax, is reflected as a gain on discontinued operations on our Consolidated Statements of Comprehensive Income (Loss). The estimated impact to diluted EPS as a result of this gain on discontinued operations is $0.01 per diluted share for the year ended December 31, 2015.

Note 21. Selected Quarterly Financial Data (Unaudited)

The following table summarizes our unaudited quarterly operating results for the last two years:

Year Ended December 31, 2015	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$119,638	$133,306	$136,936	$151,463
Operating income	23,707	33,773	4,128	34,916
Income (loss) from continuing operations[1][2]	3,635	7,780	(7,294)	9,183
Net income (loss)[1][2][3]	4,194	7,780	(7,294)	9,183
Earnings (loss) per share from continuing operations—Basic	$ 0.04	$ 0.10	$ (0.09)	$ 0.12
Earnings (loss) per share from continuing operations—Diluted	$ 0.04	$ 0.10	$ (0.09)	$ 0.12
Earnings per share from discontinued operations[3]	$ 0.01	—	—	—
Total earnings (loss) per share—Basic	$ 0.05	$ 0.10	$ (0.09)	$ 0.12
Total earnings (loss) per share—Diluted	$ 0.05	$ 0.10	$ (0.09)	$ 0.12

Cotiviti Holdings, Inc.

Notes to the Financial Statements (Continued)

(In thousands, except shares and per share amounts)

Note 21. Selected Quarterly Financial Data (Unaudited) (Continued)

Year Ended December 31, 2014	First Quarter[4]	Second Quarter[4]	Third Quarter	Fourth Quarter
Revenue	$83,691	$108,294	$126,622	$122,765
Operating income (loss)[5]	17,023	27,726	33,128	(47,680)
Income (loss) from continuing operations[6]	(341)	3,949	9,534	(38,967)
Net income (loss)	(341)	3,949	9,534	(38,967)
Earnings (loss) per share—Basic	$ (0.01)	$ 0.06	$ 0.12	$ (0.50)
Earnings (loss) per share—Diluted	$ (0.01)	$ 0.06	$ 0.12	$ (0.50)

[1] During the second quarter 2015, as a result of repricing our May 2014 First Lien, we recorded a loss on extinguishment of debt of $4,084 (see Note 9).

[2] As a result of our rebranding in September 2015, as discussed in Note 1, we recorded an impairment of intangible assets of $27,826 related to our trademarks (see Note 6).

[3] During the first quarter 2015, we received payment on a $900 note receivable related to a business that was disposed of in 2012. Since the date of sale, we had elected to fully reserve the note receivable as the collectability was determined to be uncertain. This collection of the note receivable resulted in a gain on discontinued operations, net of tax, of $559 (see Note 20).

[4] On May 14, 2014, we merged with iHT (see Note 1). The results of operations for iHT are included in our consolidated financial statements as of and since May 14, 2014. Accordingly, comparability to other periods presented is impacted by the timing of the Connolly iHealth Merger.

[5] During the fourth quarter 2014, we recognized a $74,034 impairment of intangible assets related to our CMS customer relationship (see Note 6). Based on the facts and circumstances surrounding our Medicare RAC contract, including continued delays with the contract renewal process, as well as scope reductions that have resulted in a decrease to future revenue projections (see Note 8), the decrease in the estimated fair value of the customer relationship intangible asset associated with the Medicare RAC contract resulted in this impairment.

[6] During the first quarter 2014, as a result of entering into the January 2014 Credit Agreement, we recognized a loss on extinguishment of debt totaling $11,669. During the second quarter 2014, as a result of entering in the May 2014 Credit Agreements, we recognized a loss on extinguishment of debt totaling $9,855 (see Note 9).

Note 22. Subsequent Events

We adopted the provisions of ASU 2015-03, *Simplifying the Presentation of Debt and Issuance Costs*, as of January 1, 2016. Net debt issuance costs have been reclassified as a direct reduction

Note 22. Subsequent Events (Continued)

from the carrying amounts of our long-term debt in the accompanying consolidated balance sheets as of December 31, 2015 and 2014 and in the schedule of long-term debt in Note 9.

On May 13, 2016, we effected a 6.1-for-1 stock split of all outstanding shares of our common stock. All share, option, and per share information presented in the accompanying consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis for all periods presented and all share information is rounded up to the nearest whole share after reflecting the stock split.

iHealth Technologies, Inc.
Notes to the Financial Statements (Continued)

Note 9. Stock Options and Performance Incentive Units (Continued)

vested, respectively. Shown below is a summary of the awards activity which took place during the years ended December 31, 2013 and 2012:

	Performance Incentive Units	Weighted Average Grant Date Fair value	Weighted Average Contractual Term
Outstanding at December 31, 2011 . . .	1,237,852	$5.48	7.3
Exercisable at December 31, 2011 . . .	—	—	—
Granted	739,950	6.62	10.0
Exercised or converted	—	—	—
Forfeitures	(152,217)	6.17	—
Outstanding at December 31, 2012 . . .	1,825,585	5.89	7.3
Exercisable at December 31, 2012 . . .	—	—	—
Granted	489,500	7.16	10.0
Exercised or converted	—	—	—
Forfeitures	(170,995)	6.17	—
Outstanding at December 31, 2013 . . .	2,144,090	6.16	7.0
Exercisable at December 31, 2013 . . .	—	—	—
Available for grant at December 31, 2013	522,577	—	—

As of December 31, 2013, the intrinsic value of the performance incentive units was $13,444,000. Additionally, because the performance incentive units are subject to a performance condition and are only exercisable upon a change in control or liquidity event, management must assess as of each reporting period the probable outcome of the performance condition using a more likely than not evaluation to determine whether an accrual for compensation costs should be recorded. If management assesses the performance condition as probable, the cumulative effect of the change will be recognized in the period of change. No compensation expense has been recorded for the performance incentive units for 2013 or 2012.

Note 10. Employee Benefits

The Company has a contributory 401(k) Plan (the Plan) covering substantially all employees, subject to certain minimum age and service requirements. Plan expense, including matching contributions to the Plan by the Company, totaled $658,037 and $848,154 for the years ended December 31, 2013 and 2012, respectively.

The Company has a nonqualified profit sharing incentive compensation plan for all eligible employees. Contributions are made within 90 days following the last day of the plan year to a brokerage account in an amount determined at the Company's discretion for employees who have completed 1,000 hours of service and are employed at the time of the contribution. The Company's liability under the plan totaled $1,084,632 and $780,629 at December 31, 2013 and 2012, respectively, which is included in accounts payable and accrued expenses in the accompanying consolidated balance sheets. The amount expensed by the Company under this plan totaled $828,492 and $673,320 for the years ended December 31, 2013 and 2012, respectively.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discount, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee for the NYSE.

	Amount Paid or to be Paid
SEC registration fee	$ 22,658
FINRA filing fee	41,469
NYSE listing fee	250,000
Blue sky qualification fees and expenses	—
Printing and engraving expenses	355,000
Legal fees and expenses	2,200,000
Accounting fees and expenses	1,418,687
Transfer agent and registrar fees and expenses	4,500
Miscellaneous expenses	300,000
Total	$4,592,314

Item 14. Indemnification of Officers and Directors.

The Registrant is governed by the Delaware General Corporation Law, or DGCL. Section 145 of the DGCL provides that a corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was or is an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that such person's conduct was unlawful. A Delaware corporation may indemnify any person, including an officer or director, who was or is, or is threatened to be made, a party to any threatened, pending or contemplated action or suit by or in the right of such corporation, under the same conditions, except that such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred by such person, and except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to such corporation. Where an officer or director of a corporation is successful, on the merits or otherwise, in the defense of any action, suit or proceeding referred to above, or any claim, issue or matter therein, the corporation must indemnify that person against the expenses (including attorneys' fees) which such officer or director actually and reasonably incurred in connection therewith.

The Registrant's amended and restated bylaws will authorize the indemnification of its officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of